November 2, 2018

Tyler B. Wilson, Esq.
General Counsel
MagneGas Applied Technology Solutions, Inc.
11885 44th Street North
Clearwater, Florida 33762

       Re: MagneGas Applied Technology Solutions, Inc.
           Registration Statement on Form S-3
           Filed October 29, 2018
           File No. 333-228043

Dear Mr. Wilson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery